The Real Brokerage Inc. Opens in Indiana

Indianapolis Area Real Estate Broker Drew Dial Named Principal Broker

TORONTO AND NEW YORK -- August 18, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that it has launched in Indiana. With this news, Real is now operating in 32 states, the District of Columbia and Canada.

As part of the expansion, Real has appointed local real estate broker Drew Dial as Principal Broker. Mr. Dial has been in the real estate industry for over seven years and brings with him dozens of experienced agents to help launch Real in Indiana. Mr. Dial has previously served as director of business development and managing broker at a competing national brokerage. Mr. Dial was also a member of the Tom Ferry Coaching network.

"Our team was looking for a company that would be good for our agents and Real provided that opportunity, not only in their commission structure and revenue shares but also in their culture," said Drew Dial. "We feel that we have found the perfect fit. Our agents are joining a business that we can all be excited about every day."

"We are confident Drew's contributions to the team will help power Real in Indiana," said Real co-founder and CEO Tamir Poleg. "The real estate market in Indiana is growing and we see Drew playing a key role in building strong relationships with agents and clients in this area."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 32 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Indiana, agents joining Real and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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